SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                   3-Dimensional Pharmaceuticals, Inc.
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.001 par value
               -----------------------------------------
                      (Title of Class of Securities)


                              88554W104
                -----------------------------------------
                            (CUSIP Number)


                        December 31, 2000
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. 88554W104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

      Rho Management Company, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          2,670,423 Shares (includes warrants to purchase 101,828
          Shares)

     6    SHARED VOTING POWER

          0 Shares


     7    SOLE DISPOSITIVE POWER

          2,670,423 Shares (includes warrants to purchase 101,828
          Shares)


     8    SHARED DISPOSITIVE POWER

          0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,670,423 Shares (includes warrants to purchase 101,828
     Shares)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO/IA

                                 CUSIP No. 88554W104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          17,136 Shares

     6    SHARED VOTING POWER

          2,670,423 Shares


     7    SOLE DISPOSITIVE POWER

          17,136 Shares


     8    SHARED DISPOSITIVE POWER

          2,670,423 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,687,559 Shares (includes warrants to purchase 101,828
     Shares)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

     This Amendment No. 1 to Schedule 13G for 3-Dimensional Pharmaceuticals, Inc., a Delaware corporation (the "Company"), amends a Schedule 13G, dated August 4, 2000, with respect to the Common Stock, par value $0.001 per share (the "Shares"), of the Company beneficially owned by Rho Management Company, Inc., as follows below. This Amendment is filed to amend Items 2(a), 2(b), 2(c) and 4, as of December 31, 2000, contained in the statement on Schedule 13G as most recently amended.


     Item 1.  No amendment

     Item 2.  Identity of Persons Filing.

     (a) This Statement is being filed by Rho Management Company, Inc. ("Rho"), a New York corporation, and Joshua Ruch. Rho serves as investment advisor to a number of investment vehicles, and as such may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles. Joshua Ruch, a controlling stockholder of Rho, may be deemed to have shared authority over the Shares reported by Rho herein, and to exercise independent investment and voting authority over certain Shares.

     (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

     Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York,
New York 10019.

     Items 2(d) - 3.  No amendment.

     Item 4.  Ownership

     See cover page for each reporting person.

     As the ultimate holder of voting and investment authority over the Shares owned by its investment advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,670,423 Shares reported hereby, constituting 12.7% of the Company's outstanding shares reported as of the reporting event date.

     Joshua Ruch is a controlling stockholder of Rho, and as such may be deemed to have shared control over the Shares reported for Rho. Mr. Ruch additionally exercises investment and voting control over certain other Shares held in personal accounts, over which he may be deemed to have sole beneficial ownership. Mr. Ruch accordingly may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,687,559 Shares (includes warrants to purchase 101,828 Shares) reported hereby, constituting 12.7% of the Company's outstanding shares reported as of the reporting event date. Other than Shares in which he has a pecuniary interest, Mr. Ruch disclaims beneficial ownership of the Shares reported by this Statement.

     Items 5. - 9.  No amendment.

     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001.


RHO MANAGEMENT COMPANY, INC.

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President



JOSHUA RUCH

     /s/ Joshua Ruch
    --------------------------
     Name: Joshua Ruch